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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         Crestline Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    226153
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
----------------------                                      -------------------
  CUSIP No. 226153                                           Page 2 of 8 Pages
           ---------                                              -    -
----------------------                                      -------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      Richard E. Marriott

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [_]
                                                                      (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          228,097
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           606,905 (includes 369,812 shares also beneficially
                          owned by J.W. Marriott, Jr.)
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
                          228,097
    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH:              606,905 (includes 369,812 shares also beneficially
                          owned by J.W. Marriott, Jr.)
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      835,002 (includes 369,812 shares also beneficially owned by
      J.W. Marriott, Jr.)
------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [X]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.8%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13G
----------------------                                      -------------------
  CUSIP No. 226153                                           Page 3 of 8 Pages
           ---------                                              -    -
----------------------                                      -------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      J.W. Marriott, Jr.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [_]
                                                                      (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          222,484
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           655,413 (includes 369,812 shares also beneficially
                          owned by Richard E. Marriott)
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
                          222,484
    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH:              655,413 (includes 369,812 shares also beneficially
                          owned by Richard E. Marriott)
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      877,897 (includes 369,812 shares also beneficially owned by
      Richard E. Marriott)
------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [X]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.1%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13G
----------------------                                      -------------------
  CUSIP No. 226153                                           Page 4 of 8 Pages
           ---------                                              -    -
----------------------                                      -------------------


Item 1(a):     Name of Issuer:
---------      --------------

               Crestline Capital Corporation


      (b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               6600 Rockledge Drive, Suite 600
               Bethesda, Maryland 20817


Item 2(a):     Name of Persons Filing:
---------      ----------------------

               Richard E. Marriott ("REM") and J.W. Marriott, Jr. ("JWM") (REM and JWM are referred to hereinafter collectively as the "Reporting Persons")

      (b)      Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               10400 Fernwood Road
               Bethesda, Maryland 20817

      (c)      Citizenship:
               -----------

               United States


      (d)      Title of Class of Securities:
               ----------------------------

               Common Stock


      (e)      CUSIP Number:
               ------------

               226153


Item 3:        Capacity in Which Person is Filing if Statement is Filed Pursuant
------         -----------------------------------------------------------------
               to Rule 13d-1(b) or 13d-2(b) or (c):
               -----------------------------------

               Not applicable.

                                 SCHEDULE 13G
----------------------                                      -------------------
  CUSIP No. 226153                                           Page 5 of 8 Pages
           ---------                                              -    -
----------------------                                      -------------------

Item 4:    Ownership:
------     ---------

           As of December 31, 1999:

           (a)  Amount Beneficially Owned:

                REM                     JWM
                ---                     ---
                835,002 shares          877,897 shares
                (includes 369,812       (includes 369,812
                shares also bene-       shares also bene-
                ficially owned          ficially owned
                by JWM)                 by REM)

           (b)  Percent of class:

                REM                     JWM
                ---                     ---
                4.8%                    5.1%

           (c)  Number of shares to which such person has:

                (i)   Sole power to vote or to direct the vote:

                      REM                    JWM
                      ---                    ---
                      228,097 shares         222,484 shares

                (ii)  Shared power to vote or to direct the vote:

                      REM                    JWM
                      ---                    ---
                      606,905 shares         655,413 shares
                      (includes 369,812      (includes 369,812
                      shares also bene-      shares also bene-
                      ficially owned         ficially owned
                      by JWM)                by REM)

           (iii)    Sole power to dispose or to direct the disposition of:

                    REM                      JWM
                    ---                      ---
                    228,097 shares           222,484 shares


           (iv)     Shared power to dispose or to direct the disposition of:

                    REM                      JWM
                    ---                      ---
                    606,905 shares           655,413 shares
                    (includes 369,812        (includes 369,812
                    shares also bene-        shares also bene-
                    ficially owned           ficially owned
                    by JWM)                  by REM)


         The shares of Common Stock reported herein as beneficially owned by the Reporting Persons do not include (i) 15,521 shares held by the Reporting Persons' adult children as trustees for 22 trusts established for the benefit of the Reporting Persons' grandchildren, (ii) 177,083 shares owned directly or indirectly by certain members of the Marriott family or (iii) 42,014 shares held by a charitable annuity trust of which the Reporting Persons' mother is trustee and of which the Reporting Persons are the remaindermen. The Reporting Persons disclaim beneficial ownership of all such shares.

Item 5:  Ownership of Five Percent or Less of Class
------   ------------------------------------------

         Not applicable.

Item 6:  Ownership of More than Five Percent on Behalf of Another Person
------   ---------------------------------------------------------------

         Not applicable.

Item 7:  Identification and Classification of the Subsidiary Which Acquired the
------   ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------

         Not applicable.

Item 8:  Identification and Classification of Members of the Group
------   ---------------------------------------------------------

         Not applicable.

Item 9:  Notice of Dissolution of Group
------   ------------------------------

         Not applicable.

                                 SCHEDULE 13G
----------------------                                      -------------------
  CUSIP No. 226153                                           Page 7 of 8 Pages
           ---------                                              -    -
----------------------                                      -------------------

Item 10:  Certification
-------   -------------

          By signing below the undersigned each certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.


                                          Date: February 11, 2000



                                          By: /s/ Richard E. Marriott
                                             ----------------------------------
                                              Richard E. Marriott


                                          By: /s/ J.W. Marriott, Jr.
                                             ----------------------------------
                                              J.W. Marriott, Jr.

                                                                       Exhibit A
                                                                       ---------

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D or Schedule 13G, as appropriate (including amendments thereto) with respect to the common stock of Crestline Capital Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February, 2000.



                                         /s/ Richard E. Marriott
                                         -----------------------------------
                                         Richard E. Marriott



                                         /s/ J.W. Marriott, Jr.
                                         -----------------------------------
                                         J.W. Marriott, Jr.